

December 18, 2014

<u>Via E-mail</u>
Ms. Julianna S. Ingersoll
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

> **Re:** **RREEF Property Trust, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 333-180356**

Dear Ms. Ingersoll:

We have reviewed your supplemental response letter dated December 12, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Company-defined FFO, page 60</u>

1. We note your response to prior comment 1. Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years. These expenses are normal operating expenses that the company is required to reimburse their advisor and will continue to incur in the future. In future filings please remove this adjustment from company defined FFO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant